--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                      ------------------------------------

                                 SCHEDULE TO/A
           TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 2)

                      ------------------------------------

                          ARAMEX INTERNATIONAL LIMITED
                       (Name of Subject Company (Issuer))

                     RASMALA DISTRIBUTION (BERMUDA) LIMITED
                     RASMALA DISTRIBUTION (CAYMAN) LIMITED
                                 FADI GHANDOUR
                      CHAMPA CO-INVESTORS (CAYMAN) LIMITED
                             RASMALA BUYOUT FUND LP
                      RASMALA GENERAL PARTNERS II LIMITED
                             RASMALA PARTNERS LTD.
                              ALI SAMIR AL SHIHABI
                                 IMTIAZ HYDARI
                                  SALMAN MAHDI
                                 SHIRISH SARAF
                                   ARIF NAQVI
                  GROUPE CUPOLA LUXEMBOURGEOISE HOLDINGS S.A.
                   (Names of 14d-1 and 13E-3 Filing Persons)

                         COMMON SHARES, $0.01 PAR VALUE
                         (Title of Class of Securities)

                                  G04450 10 5
                     (CUSIP Number of Class of Securities)

                     FADI GHANDOUR                                              ARIF NAQVI
              ARAMEX INTERNATIONAL LIMITED                        RASMALA DISTRIBUTION (BERMUDA) LIMITED
             2 BADR SHAKER ALSAYYAB STREET                               EMIRATES TOWERS OFFICES
               UM UTHAYNA, P.O. BOX 3371                                  10TH FLOOR, SUITE 10A
                      AMMAN 11181                                   SHEIKH ZAYED ROAD, P.O. BOX 31145
                         JORDAN                                        DUBAI, UNITED ARAB EMIRATES
                +962-6-551-5111 EXT. 404                                     +971-4-330-3433

                 (Name, Address and Telephone Numbers of Person
 Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                                with copies to:

                 STEPHEN P. DOYLE, ESQ.                                    THOMAS E. VITA, ESQ.
               WILMER, CUTLER & PICKERING                                      NORTON ROSE
                  2445 M STREET, N.W.                                 KEMPSON HOUSE, CAMOMILE STREET
              WASHINGTON, D.C. 20037-1420                                    LONDON EC3A 7AN
                         U.S.A.                                                  ENGLAND
                    +1-202-663-6000                                          +44-20-7283-6000

                      ------------------------------------

                           CALCULATION OF FILING FEE

                 Transaction Valuation*                                   Amount of Filing Fee**
                 ----------------------                                   ----------------------
                      $62,741,544*                                              $12,548.31

---------------

* Estimated for purposes of calculating the filing fee only. Calculated based on 5,228,462 total common shares outstanding on a fully diluted basis multiplied by the offer price of $12.00 per share. This calculation is based on the assumption that all outstanding options and warrants are exercised prior to tendering into the offer.

**  Previously paid at time of initial filing of the Schedule TO-T/13E-3.

    [ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

    Amount Previously Paid:                                               Filing Party:
                               ------------------                                        ------------------
    Form or Registration No.:                                             Date Filed:
                               ------------------                                        ------------------

    [ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:


[X]  third-party tender offer subject to Rule 14d-1.
[ ]  issuer tender offer subject to Rule 13e-4.
[X]  going-private transaction subject to Rule 13e-3.
[ ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

     This Amendment No. 2 ("Final Amendment") amends and supplements the Tender Offer Statement originally filed with the SEC on January 10, 2002, as amended by Amendment No. 1 filed with the SEC on January 29, 2002 ("Amendment No. 1"), under cover of Schedule TO/13E-3 (the "Schedule TO-T/13E-3") by Rasmala Distribution (Bermuda) Limited, a company organized under the laws of Bermuda and a wholly-owned subsidiary of Rasmala Distribution (Cayman) Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands, to purchase all outstanding common shares (including common shares issuable upon the conditional exercise of exercisable options to purchase common shares having exercise prices of less than $12.00 per share under Aramex's stock option plan) of Aramex International Limited (the "Shares"), a company organized under the laws of Bermuda, at a price of $12.00 per share, in cash, without interest thereon and less any required withholding taxes upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 10, 2002, as amended and restated by Amendment No. 1, and in the Letter of Transmittal (which, as amended from time to time, together constitute the "Offer"). A copy of the amended and restated Offer to Purchase was filed as Exhibit (a)(1) to Amendment No. 1 and a copy of the Letter of Transmittal was filed as Exhibit (a)(2) to the original Schedule TO-T/13E-3.

ITEMS 1 THROUGH 9, 11 AND 13.

     Items 1 through 9, 11 and 13 of the Schedule TO/13E-3 are hereby amended and supplemented to include the following information:

     The Offer expired at 12:00 midnight, New York City time, on Thursday, February 7, 2002. Pursuant to the Offer, based upon a report from the depositary for the Offer, Purchaser accepted for payment 4,998,670 Shares (including 282,150 common shares issuable upon the conditional exercise of exercisable options to purchase common shares having exercise prices of less than $12.00 per share). This number represents approximately 96.48% of the 5,181,068 outstanding common shares on a fully diluted basis. On February 8, 2002, Rasmala Partners Ltd. issued a press release announcing the closing of the Offer and announcing that any shares of Aramex that were not acquired in the Offer are expected to be acquired by a compulsory acquisition at the same $12.00 per share cash price.

     The full text of the press release issued on February 8, 2002 announcing the expiration of the Offer and the acceptance of tendered Shares for payment is filed as Exhibit (a)(14) hereto.



ITEM 10.  FINANCIAL STATEMENTS

     Not applicable.

ITEM 12.  EXHIBITS


EXHIBIT NO             DESCRIPTION
----------             -----------
Exhibit (a)(1)         Offer to Purchase, dated January 29, 2002*****
Exhibit (a)(2)         Letter of Transmittal*
Exhibit (a)(3)         Notice of Guaranteed Delivery*
Exhibit (a)(4)         Form of Notice of Conditional Exercise*
Exhibit (a)(5)         Instructions for Conditional Exercise*
Exhibit (a)(6)         Memorandum to Eligible Option Holders*
Exhibit (a)(7)         Letter to Brokers, Dealers, Commercial Banks, Trust
                       Companies and Other Nominees*
Exhibit (a)(8)         Letter to Clients for Use by Brokers, Dealers, Commercial
                       Banks, Trust Companies and Other Nominees*
Exhibit (a)(9)         Guidelines for Certification of Taxpayer Identification
                       Number on Substitute Form W-9*
Exhibit (a)(10)        Guidelines for Certification of Foreign Status of Beneficial
                       Owner for United States Tax Withholding on Form W-8BEN*
Exhibit (a)(11)        Text of Joint Press Release issued by Rasmala Distribution
                       (Cayman) Limited and Aramex International Limited on January
                       4, 2002**
Exhibit (a)(12)        Text of Joint Press Release issued by Rasmala Distribution
                       (Cayman) Limited and Aramex International Limited on January
                       10, 2002*
Exhibit (a)(13)        Summary Advertisement, published January 10, 2002*
Exhibit (a)(14)        Text of Press Release issued by Rasmala Partners Ltd. on
                       February 8, 2002
Exhibit (b)(1)         Senior Bridge Facility Agreement, dated January 3, 2002,
                       between Rasmala Distribution (Cayman) Limited as borrower,
                       Rasmala Distribution (Bermuda) Limited as guarantor and
                       SHUAA Capital p.s.c. as lender*
Exhibit (b)(2)         Mezzanine Bridge Facility Agreement, dated January 3, 2002, between Rasmala Distribution (Cayman) Limited as borrower,
                       Rasmala Distribution (Bermuda) Limited as guarantor and
                       Capital Trust N.V. as lender*

EXHIBIT NO             DESCRIPTION
----------             -----------
Exhibit (b)(3)         Investor Loan Agreement, dated January 3, 2002, between
                       Rasmala Distribution (Cayman) Limited as parent, Rasmala
                       Distribution (Bermuda) Limited as guarantor and arranged by
                       Rasmala Buyout Fund LP*
Exhibit (b)(4)         Intragroup Loan Agreement, dated January 3, 2002, between
                       Rasmala Distribution (Cayman) Limited as lender and Rasmala
                       Distribution (Bermuda) Limited as borrower*
Exhibit (c)(1)         Opinion of BB&T Capital Markets, a division of Scott &
                       Stringfellow, Inc., dated January 3, 2002*
Exhibit (c)(2)         Presentation Materials of BB&T Capital Markets, a division of Scott & Stringfellow, Inc., dated January 3, 2002*
Exhibit (d)(1)         Agreement and Plan of Amalgamation, dated January 3, 2002, among Rasmala Distribution (Cayman) Limited, Rasmala
                       Distribution (Bermuda) Limited and Aramex International
                       Limited***
Exhibit (d)(2)         Voting and Tender Agreement, dated January 3, 2002, among
                       Fadi Ghandour, Rula Ghandour, William Kingson, Rasmala
                       Distribution (Cayman) Limited and Rasmala Distribution
                       (Bermuda) Limited*
Exhibit (d)(3)         Confidentiality Agreement, dated September 12, 2001, between
                       Aramex International Limited and Groupe Cupola
                       Luxembourgeoise Holdings S.A.*
Exhibit (d)(4)         Escrow Agreement, dated January 3, 2002, among Fadi
                       Ghandour, Rula Ghandour, William Kingson, Rasmala
                       Distribution (Cayman) Limited, Rasmala Distribution
                       (Bermuda) Limited and American Stock Transfer & Trust
                       Company*
Exhibit (d)(5)         Subscription and Shareholders' Agreement, dated January 3,
                       2002, among Rasmala Distribution (Cayman) Limited, Fadi
                       Ghandour, Rasmala Buyout Fund LP (acting by Rasmala General
                       Partners II Limited) and Champa Co-Investors (Cayman)
                       Limited*
Exhibit (d)(6)         Employment Agreement, dated January 1997, among Fadi
                       Ghandour and Aramex International Limited****
Exhibit (d)(7)         Employment Agreement, dated January 1997, among William
                       Kingson and Aramex International Limited****
Exhibit (d)(8)         Deed of Covenant, dated January 3, 2002, among Rasmala
                       Distribution (Cayman) Limited, Aramex International Limited
                       and Fadi Ghandour*
Exhibit (d)(9)         Deed of Covenant, dated January 3, 2002, among Rasmala
                       Distribution (Cayman) Limited, Aramex International Limited
                       and William Kingson*
Exhibit (d)(10)        Deed of Variation, dated January 3, 2002, among Fadi
                       Ghandour and Aramex International Limited*
Exhibit (d)(11)        Letter of Appointment, dated January 3, 2002, among William
                       Kingson and Aramex International Limited*
Exhibit (d)(12)        Letter of Appointment, dated January 3, 2002, among William
                       Kingson and Rasmala Distribution (Cayman) Limited*
Exhibit (d)(13)        Letter of Resignation, dated January 3, 2002, by William
                       Kingson and Aramex International Limited*
Exhibit (d)(14)        Power of Attorney of certain filing persons*
Exhibit (d)(15)        Share Charge, dated January 3, 2002, between Rasmala
                       Distribution (Bermuda) Limited and SHUAA Capital p.s.c. as
                       security trustee*
Exhibit (d)(16)        Power of Attorney of William Kingson*
Exhibit (d)(17)        Power of Attorney of Champa Co-Investors (Cayman) Limited*****
Exhibit (f)(1)         Section 106 of the Companies Act 1981 (Bermuda) (regarding appraisal rights)*


---------------

* Incorporated by reference to the Schedule TO-T/13E-3 filed by Rasmala Buyout Fund LP on January 10, 2002.

** Incorporated by reference to the Schedule TO-C filed by Rasmala Buyout Fund LP on January 4, 2002.


*** Incorporated by reference to the Schedule TO-T/13E-3 filed by Rasmala Buyout Fund LP on January 10, 2002.

      Exhibit B to the Agreement and Plan of Amalgamation, the Memorandum and Association of Aramex International Limited, is hereby incorporated by reference to Amendment No. 2 to Form F-1 filed by Aramex International Limited on December 13, 1996.


      Exhibit D to the Agreement and Plan of Amalgamation is hereby incorporated by reference to Exhibit (d)(10) herein, the Deed of Variation among Fadi Ghandour and Aramex International Limited.

      Exhibit E to the Agreement and Plan of Amalgamation is hereby incorporated by reference to Exhibit (d)(12) herein, the Letter of Appointment among William Kingson and Aramex International Limited.

**** Incorporated by reference to Amendment No. 1 to Form F-1 filed by Aramex International Limited on November 6, 1996.


***** Incorporated by reference to Amendment No. 1 to the Schedule TO-T/13E-3 filed by Rasmala Buyout Fund LP on January 29, 2002.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: February 8, 2002                        RASMALA DISTRIBUTION (BERMUDA) LIMITED
                                               By: *
                                               -------------------------------------------------------

Dated: February 8, 2002                        RASMALA DISTRIBUTION (CAYMAN) LIMITED
                                               By: *
                                               -------------------------------------------------------

Dated: February 8, 2002                        /s/ Fadi Ghandour
                                               -------------------------------------------------------
                                               Fadi Ghandour

Dated: February 8, 2002                        CHAMPA CO-INVESTORS (CAYMAN) LIMITED
                                               By: *
                                               -------------------------------------------------------

Dated: February 8, 2002                        RASMALA BUYOUT FUND LP
                                               By: *
                                               -------------------------------------------------------

Dated: February 8, 2002                        RASMALA GENERAL PARTNERS II LIMITED
                                               By: *
                                               -------------------------------------------------------

Dated: February 8, 2002                        RASMALA PARTNERS LTD.
                                               By: *
                                               -------------------------------------------------------

Dated: February 8, 2002                        *
                                               -------------------------------------------------------
                                               Ali Samir al Shihabi

Dated: February 8, 2002                        *
                                               -------------------------------------------------------
                                               Imtiaz Hydari

Dated: February 8, 2002                        *
                                               -------------------------------------------------------
                                               Salman Mahdi

Dated: February 8, 2002                        *
                                               -------------------------------------------------------
                                               Shirish Saraf

Dated: February 8, 2002                        /s/ Arif Naqvi
                                               -------------------------------------------------------
                                               Syed Arif Masood Naqvi

Dated: February 8, 2002                        GROUPE CUPOLA LUXEMBOURGEOISE HOLDINGS S.A.
                                               By: *
                                               -------------------------------------------------------
                                                   * /s/ Arif Naqvi
                                               --------------------------------------------------
                                                    Attorney in Fact

                               INDEX TO EXHIBITS


EXHIBIT NO             DESCRIPTION
----------             -----------
Exhibit (a)(1)         Offer to Purchase, dated January 29, 2002*****
Exhibit (a)(2)         Letter of Transmittal*
Exhibit (a)(3)         Notice of Guaranteed Delivery*
Exhibit (a)(4)         Form of Notice of Conditional Exercise*
Exhibit (a)(5)         Instructions for Conditional Exercise*
Exhibit (a)(6)         Memorandum to Eligible Option Holders*
Exhibit (a)(7)         Letter to Brokers, Dealers, Commercial Banks, Trust
                       Companies and Other Nominees*
Exhibit (a)(8)         Letter to Clients for Use by Brokers, Dealers, Commercial
                       Banks, Trust Companies and Other Nominees*
Exhibit (a)(9)         Guidelines for Certification of Taxpayer Identification
                       Number on Substitute Form W-9*
Exhibit (a)(10)        Guidelines for Certification of Foreign Status of Beneficial
                       Owner for United States Tax Withholding on Form W-8BEN*
Exhibit (a)(11)        Text of Joint Press Release issued by Rasmala Distribution
                       (Cayman) Limited and Aramex International Limited on January
                       4, 2002**
Exhibit (a)(12)        Text of Joint Press Release issued by Rasmala Distribution
                       (Cayman) Limited and Aramex International Limited on January
                       10, 2002*
Exhibit (a)(13)        Summary Advertisement, published January 10, 2002*
Exhibit (a)(14)        Text of Press Release issued by Rasmala Partners Ltd. on
                       February 8, 2002
Exhibit (b)(1)         Senior Bridge Facility Agreement, dated January 3, 2002,
                       between Rasmala Distribution (Cayman) Limited as borrower,
                       Rasmala Distribution (Bermuda) Limited as guarantor and
                       SHUAA Capital p.s.c. as lender*
Exhibit (b)(2)         Mezzanine Bridge Facility Agreement, dated January 3, 2002, between Rasmala Distribution (Cayman) Limited as borrower,
                       Rasmala Distribution (Bermuda) Limited as guarantor and
                       Capital Trust N.V. as lender*
Exhibit (b)(3)         Investor Loan Agreement, dated January 3, 2002, between
                       Rasmala Distribution (Cayman) Limited as parent, Rasmala
                       Distribution (Bermuda) Limited as guarantor and arranged by
                       Rasmala Buyout Fund LP*
Exhibit (b)(4)         Intragroup Loan Agreement, dated January 3, 2002, between
                       Rasmala Distribution (Cayman) Limited as lender and Rasmala
                       Distribution (Bermuda) Limited as borrower*
Exhibit (c)(1)         Opinion of BB&T Capital Markets, a division of Scott &
                       Stringfellow, Inc., dated January 3, 2002*
Exhibit (c)(2)         Presentation Materials of BB&T Capital Markets, a division of Scott & Stringfellow, Inc., dated January 3, 2002*
Exhibit (d)(1)         Agreement and Plan of Amalgamation, dated January 3, 2002, among Rasmala Distribution (Cayman) Limited, Rasmala
                       Distribution (Bermuda) Limited and Aramex International
                       Limited***
Exhibit (d)(2)         Voting and Tender Agreement, dated January 3, 2002, among
                       Fadi Ghandour, Rula Ghandour, William Kingson, Rasmala
                       Distribution (Cayman) Limited and Rasmala Distribution
                       (Bermuda) Limited*
Exhibit (d)(3)         Confidentiality Agreement, dated September 12, 2001, between
                       Aramex International Limited and Groupe Cupola
                       Luxembourgeoise Holdings S.A.*
Exhibit (d)(4)         Escrow Agreement, dated January 3, 2002, among Fadi
                       Ghandour, Rula Ghandour, William Kingson, Rasmala
                       Distribution (Cayman) Limited, Rasmala Distribution
                       (Bermuda) Limited and American Stock Transfer & Trust
                       Company*

EXHIBIT NO             DESCRIPTION
----------             -----------
Exhibit (d)(5)         Subscription and Shareholders' Agreement, dated January 3,
                       2002, among Rasmala Distribution (Cayman) Limited, Fadi
                       Ghandour, Rasmala Buyout Fund LP (acting by Rasmala General
                       Partners II Limited) and Champa Co-Investors (Cayman)
                       Limited*
Exhibit (d)(6)         Employment Agreement, dated January 1997, among Fadi
                       Ghandour and Aramex International Limited****
Exhibit (d)(7)         Employment Agreement, dated January 1997, among William
                       Kingson and Aramex International Limited****
Exhibit (d)(8)         Deed of Covenant, dated January 3, 2002, among Rasmala
                       Distribution (Cayman) Limited, Aramex International Limited
                       and Fadi Ghandour*
Exhibit (d)(9)         Deed of Covenant, dated January 3, 2002, among Rasmala
                       Distribution (Cayman) Limited, Aramex International Limited
                       and William Kingson*
Exhibit (d)(10)        Deed of Variation, dated January 3, 2002, among Fadi
                       Ghandour and Aramex International Limited*
Exhibit (d)(11)        Letter of Appointment, dated January 3, 2002, among William
                       Kingson and Aramex International Limited*
Exhibit (d)(12)        Letter of Appointment, dated January 3, 2002, among William
                       Kingson and Rasmala Distribution (Cayman) Limited*
Exhibit (d)(13)        Letter of Resignation, dated January 3, 2002, by William
                       Kingson and Aramex International Limited*
Exhibit (d)(14)        Power of Attorney of certain filing persons*
Exhibit (d)(15)        Share Charge, dated January 3, 2002, between Rasmala
                       Distribution (Bermuda) Limited and SHUAA Capital p.s.c. as
                       security trustee*
Exhibit (d)(16)        Power of Attorney of William Kingson*
Exhibit (d)(17)        Power of Attorney of Champa Co-Investors (Cayman) Limited*****
Exhibit (f)(1)         Section 106 of the Companies Act 1981 (Bermuda) (regarding appraisal rights)*


---------------

* Incorporated by reference to the Schedule TO-T/13E-3 filed by Rasmala Buyout Fund LP on January 10, 2002.

** Incorporated by reference to the Schedule TO-C filed by Rasmala Buyout Fund LP on January 4, 2002.


*** Incorporated by reference to the Schedule TO-T/13E-3 filed by Rasmala Buyout Fund LP on January 10, 2002.

      Exhibit B to the Agreement and Plan of Amalgamation, the Memorandum and Association of Aramex International Limited, is hereby incorporated by reference to Amendment No. 2 to Form F-1 filed by Aramex International Limited on December 13, 1996.


      Exhibit D to the Agreement and Plan of Amalgamation is hereby incorporated by reference to Exhibit (d)(10) herein, the Deed of Variation among Fadi Ghandour and Aramex International Limited.

      Exhibit E to the Agreement and Plan of Amalgamation is hereby incorporated by reference to Exhibit (d)(12) herein, the Letter of Appointment among William Kingson and Aramex International Limited.

**** Incorporated by reference to Amendment No. 1 to Form F-1 filed by Aramex International Limited on November 6, 1996.


***** Incorporated by reference to Amendment No. 1 to the Schedule TO-T/13E-3 filed by Rasmala Buyout Fund LP on January 29, 2002.